Mail Stop 4561

February 24, 2010

Jonathan J. Rubinstein
Chairman and Chief Executive Officer
Palm, Inc.
950 West Maude Avenue
Sunnyvale, CA 94085

      Re: Palm, Inc.
             Form 10-K for the Fiscal Year Ended May 29, 2009
             Form 10-Q for the Quarterly Period Ended August 28, 2009
             File No. 000-29597

Dear Mr. Rubinstein:

      We have reviewed your response letter dated February 16, 2010 and received via EDGAR on February 17, 2010 in connection with the above-referenced filings and have the following comment. In our comment we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 4, 2010.

Form 10-K for the Fiscal Year Ended May 29, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 47

1.   In your response to prior comment 2 you indicate that because you rely on data from third-party sources for sell-through information, the company cannot ensure investors of its accuracy. Please tell us how the company considers the reliability of sell-through data in determining to provide such information to investors in its earnings conference calls. Tell us how the company considers disclosure addressing the concern with reliability of the information provided.

* * * * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that

Jonathan J. Rubinstein
Palm, Inc.
February 24, 2010
Page 2

keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have any questions regarding these comments. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief